IAI Investment Funds I, Inc.

                 Form N-SAR Report for the Period Ended 11/30/00



Item 77-C


A Special Meeting of Shareholders of the IAI Investment  Funds I, Inc. (IAI Bond
Fund) was held on September 8, 2000 at 1:00 p.m. Central Time at 601 Second Avenue South, Suite 3700, Minneapolis, Minnesota 55402. The meeting was called for the following purposes:

To plan a proposed Agreement and Plan of Reorganization and Termination ("Plan") between the IAI Bond Fund and the Federated Bond Fund, a series of Federated Investment Series Funds, Inc., whereby the Federated Bond Fund would acquire all of the assets of the IAI Bond Fund in exchange solely for the Federated Bond Fund's Class A shares, to be distributed pro rata by the IAI Bond Fund to the holders of its shares, in complete liquidation of the IAI Bond Fund.

Affirmative Votes:  865,735
Negative Votes:  27,894
Abstain:  51,404